[PALATIN TECHNOLOGIES, INC. LETTERHEAD]

November 26, 2007

via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Jeffrey Riedler, Mail Stop 60-10
Assistant Director, Division of Corporate Finance

Re:	Acceleration Request for Palatin Technologies, Inc.
Registration Statement on Form S-3, Filed September 28, 2007
File No. 333-146392

Ladies and gentlemen:

        We respectfully request acceleration of the effective date of our above-captioned registration statement on Form S-3 under the Securities Act of 1933, to 9:00 a.m. Eastern Time on Tuesday, November 27, 2007 or as soon after that as practicable. We also acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	the company may not assert this action as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

PALATIN TECHNOLOGIES, INC.

By:	s/ STEPHEN A. SLUSHER
Stephen A. Slusher
Executive Director, Legal & Intellectual Property Affairs